APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Evoke, Inc. (dba Injaga)
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Occupancy	-	-
Salaries	-	-
Travel	-	-
Utilities	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Evoke, Inc. (dba Injaga)
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Total Current Assets	-	-
Fixed Assets:		
Buildings	-	-
Computer Equipment	-	-
Vehicles	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	-	-

Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

Evoke, Inc. (dba Injaga)
Balance Sheet
As of April 6, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
Century Bank		-191.79
Eastern Bank		-5,214.77
Total Bank Accounts	-$	**5,406.56**
Other Current Assets		
Inventory Asset		595.00
Total Other Current Assets	$	**595.00**
Total Current Assets	-$	**4,811.56**
TOTAL ASSETS	-$	**4,811.56**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
Long-term business loans		0.00
Loan - Armstrong		50,435.84
Loan - G. Rodney		25,000.00
Total Long-term business loans	$	**75,435.84**
Long-term loans from shareholders		0.00
Due to C. Byron		3,121.01
Total Long-term loans from shareholders	$	**3,121.01**
Total Long-Term Liabilities	$	**78,556.85**
Total Liabilities	$	**78,556.85**
Equity		
Retained Earnings		-78,356.79
Net Income		-5,011.62
Total Equity	-$	**83,368.41**
TOTAL LIABILITIES AND EQUITY	-$	**4,811.56**

Cleon Byron
I, _____ _____, certify that:

1. The financial statements of Evoke Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Evoke Inc included in this Form reflects accurately the information reported on the tax return for Evoke Inc for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Cleon Byron

BABBB1201FAA481...

Name: Cleon Byron

Title: CEO